Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2013 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2012 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Nine months ended September 30,
	2013	2012
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	94.8	85.7
Gross Profit	5.2	14.3
Research and development expenses, net	6.8	4.8
Marketing, general and administrative expenses	8.6	6.9
Reorganization costs	--	1.2
Amortization related to a lease agreement early termination	1.5	--
Operating profit (loss)	(11.7)	1.4
Interest expenses, net	(6.7)	(4.7)
Other financing expense, net	(4.5)	(4.1)
Other expense, net	(0.1)	(0.2)
Income tax benefit (expense)	2.1	(2.0)
Loss for the period	(20.9)%	(9.6)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Nine months ended September 30,
	2013	2012
Statement of Operations Data:
Revenues	$370,438	$491,244
Cost of revenues	351,270	421,029
Gross Profit	19,168	70,215
Research and development expenses, net	25,075	23,761
Marketing, general and administrative expenses	31,992	33,658
Reorganization costs	--	5,789
Amortization related to a lease agreement early termination	5,598	--
Operating profit (loss)	(43,497)	7,007
Interest expenses, net	(24,748)	(23,161)
Other financing expense, net	(16,729)	(19,969)
Other expense, net	(524)	(1,120)
Income tax benefit (expense)	7,684	(9,637)
Loss for the period	$(77,814)	$(46,880)

Nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Revenues. Revenues for the nine months ended September 30, 2013 amounted to $370.4 million compared to $491.2 million for the nine months ended September 30, 2012. This decrease is mainly due to the decrease in volume of wafers manufactured is our fab in Japan as a result of the contractual decrease of volumes under the Micron committed volume agreement dated June 2011, in connection with our acquisition of the Japan fab, which is the major reason for a 18% of lower wafers shipments in the nine months ended September 30, 2013 as compared with the nine months ended September 30, 2012.

Cost of Revenues. Cost of revenues for the nine months ended September 30, 2013 amounted to $351.3 million, a $69.7 million decrease as compared to $421.0 million for the nine months ended September 30, 2012, resulting from efficiency measures and cost reduction measures we put in place, including the workforce reduction layoff executed during the second quarter of 2012, and reduced manufacturing activity, mainly in our Japan fab.

Gross Profit. Gross profit for the nine months ended September 30, 2013 was $19.2 million compared to $70.2 million for the nine months ended September 30, 2012, mainly as a result of the decrease in revenues and in cost of goods sold, described above.

Research and Development. Research and development expenses for the nine months ended September 30, 2013 amounted to $25.1 million compared to $23.8 million for the nine months ended September 30, 2012.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the nine months ended September 30, 2013 amounted to $32.0 million compared to $33.7 million for the nine months ended September 30, 2012.

Reorganization costs. During the second quarter of 2012, the Company executed a plan of reorganization to increase efficiency in its Japanese facility, with a reduction in workforce at the facility, resulting in $5.8 million of reorganization costs in the nine months ended September 30, 2012.

Amortization related to a lease agreement early termination. Operating expenses for the nine months ended September 30, 2013 include $5.6 million in non-cash amortization expenses related to an early termination of an office building lease contract.

Operating Profit (loss). Operating loss for the nine months ended September 30, 2013 was $43.5 million compared to $7.0 million profit for the nine months ended September 30, 2012, resulting mainly from the above-described reduction in gross profit.

Interest Expenses, Net. Interest expenses, net for nine months ended September 30, 2013 were $24.7 million compared to interest expenses, net of $23.2 million for the nine months ended September 30, 2012. The increase was mainly due to the Series F debentures issued during 2012.

Other Financing Expenses, Net. Other financing expenses, net for the nine months ended September 30, 2013 were $16.7 million compared to other financing expenses, net of $20.0 million for the nine months ended September 30, 2012. Such improvement was mainly due to fair value measurement of the positive effect of the bank agreement signed in 2013 to extend the loans maturity dates reducing the maturities of 2013-2014 from $105 million to $30 million.

Income Tax benefit (expense). Income tax benefit resulting from the subsidiaries’ loss before taxes, amounted to $7.7 million in the nine months ended September 30, 2013 as compared to $9.6 million income tax expense for the nine months ended September 30, 2012.

 Loss. Loss for the nine months ended September 30, 2013 was $77.8 million as compared to $46.9 million for the nine months ended September 30, 2012. Such $30.9 million increase in the net loss was mainly due to the decrease in operating profit offset partially by the decrease in financing expenses and the income tax benefit as described above.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the nine months ended September 30, 2013, the exchange rate of the US Dollar in relation to the NIS decreased by 5.3% and the Israeli Consumer Price Index (“CPI”) increased by 1.8% (during the nine months ended September 30, 2012, the exchange rate of the US Dollar in relation to the NIS increased by 2.4% and the Israeli CPI increased by 2.1%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (“JPY”) in relation to the US Dollar. During the nine months ended September 30, 2013, the exchange rate of the US Dollar in relation to the JPY increased by 13.2% (during the nine months ended September 30, 2012, the exchange rate of the US Dollar in relation to the JPY increased by 0.2%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, NIS and JPY. Our expenses and costs are denominated in NIS, US Dollars, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of September 30, 2013, we had an aggregate amount of $141.4 million in cash, cash equivalents and short term deposits, as compared to $133.4 million as of December 31, 2012, both figures include $10 million of designated deposits.

During the nine months ended September 30, 2013, we generated $52 million from operating activities (excluding $21 million interest payments) and raised approximately $40 million from the 2013 Rights Offering (for further details see also Note 2A to the unaudited consolidated financial statements as of June 30, 2013). These liquidity resources mainly financed the capital investments we made during the nine months ended September 30, 2013, which aggregated to approximately $62 million.

As of September 30, 2013, loans from banks were presented in our balance sheet in the amount of $136 million, out of which $39 million were presented in short term. As of such date, we presented an aggregate of $215 million of debentures in our balance sheet, of which $6 million were presented as short-term. See also Note 2 to the unaudited consolidated financial statements as of June 30, 2013.

CEO Compensation

In the third quarter of 2013, the Registrant’s Compensation Committee and Board of Directors convened in order to re-examine the grant of the 2012 CEO bonus. Following such examination, the Registrant’s Compensation Committee and Board of Directors approved a 2012 bonus for the Company’s CEO, Mr. Russell Ellwanger, in the amount of $812,700.

Attached hereto as Exhibit 99.2 is an explanation of the background and review process by the Registrant’s Compensation Committee and Board of Directors in connection with the approval of the 2012 CEO bonus.